

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

Via E-mail
Stephen Unger
Chief Financial Officer
Quotient Biodiagnostics, Inc.
301 South State Street, Suite S-204
Newtown, Pennsylvania 18940

> **Re: Quotient Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 22, 2014**
> **CIK No. 0001596946**

Dear Mr. Unger:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about

you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Table of Contents, page ii

4. Please revise your disclosure with respect to data from third party sources and independent market research to remove your sentences stating in part that you "have not independently verified any of the data" and that independent market research has "not been independently verified." It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Overview, page 1

5. At the first mention of the term "blood grouping" in the first paragraph, please briefly explain the process and how it differs from blood typing.

6. Please briefly explain in the third paragraph the better patient outcomes you anticipate from the use of MosaiQ™ as opposed to other technologies and why you expect them to occur.

7. In the fourth paragraph, please identify the technologies that are predicate and briefly explain what results were concordant with the results obtained from the use of MosaiQ™.

Our Competitive Strengths, page 2

8. Please clarify in the fourth pullet on this page that you believe that you have established technical feasibility for blood grouping.

Risk Factors
Obtaining regulatory authorization for MosaiQ™ . . ., page 14

9. Please define CMV the first time used on page 14.

If our Edinburgh, Scotland facility becomes unavailable or inoperable . . ., page 21

10. Please expand the discussion to state the extent of your insurance coverage for business interruption losses.

We plan to build a new, expanded manufacturing facility…, page 21

11. Please disclose the anticipated cost of building the new expanded manufacturing facility in Edinburgh.

We are highly dependent on our senior management team . . ., page 23

12. Please expand your discussion to identify your key personnel and describe the extent to which you have employment agreements with them. If departures have affected you adversely in the past, please provide appropriate disclosure.

If we or our suppliers fail to comply with ongoing regulatory requirements . . ., page 26

13. We note on page 26 that you received a warning letter from the FDA regarding compliance with current good manufacturing practices. Please disclose the facility and products manufactured at such facility, the steps you have taken to respond to this warning letter and any additional correspondence that you received from the FDA regarding good manufacturing practices. Additionally, if any GMP-related issues persist, please indicate the extent to which they could impede or delay the development of MosaiQ™.

Approval and/or clearance by the FDA . . ., page 27

14. We note that you disclose that it may be necessary to refile regulatory submissions as a result of application deficiencies, which was requested of you by the FDA in 2013. Please expand your disclosure to identify the product(s) related to the submission, to explain what actions you have taken and whether the FDA's concerns have been resolved. If not, disclose the current status and the additional actions you are taking to resolve the issue.

Mosaic™ depends upon certain technologies….., page 32

15. We note that the development of MosaiQ™ depends upon licenses to various proprietary technologies. Please identify the material licensors and the technologies licensed. In the last paragraph of the risk factor briefly discuss the material performance obligations that must be satisfied in order to maintain each of the material licenses. If the registrant has experiences difficulties in the past in satisfying these conditions, provide appropriate disclosure.

Use of Proceeds, page 46

16. If any of the proceeds will be used to build the expanded Edinburgh manufacturing facility, please disclose the amount of proceeds to be allocated toward this undertaking. Indicate the extent to which such proceeds are expected to be adequate to complete the conversion of the facility.

17. Regarding the proceeds to be allocated to the development of MosaiQ™, disclose how far these proceeds will enable the registrant to progress in developing the product. For example, does it encompass formal validation studies scheduled to begin in late 2014,

formal field trials scheduled to commence in the second half of 2015, filing of regulatory submissions with the FDA anticipated for the first half of 2016, etc.

18. Regarding the proceeds to be allocated to the conversion of the facility in Eysins, Switzerland, please disclose the extent to which such proceeds are expected to be adequate to complete the conversion of the facility.

Capitalization, page 48

19. Please expand your pro forma disclosures throughout the filing to explain why assuming that the A ordinary shares and deferred shares will be converted into ordinary shares is factually supportable. Refer to rule 11-02(b)(6) of Regulation S-X.

Cost of Revenue and Operating Expenses, page 55

20. Please expand your disclosures to include the total costs incurred during each period presented and to date for each key research and development project.

Liquidity and Capital Resources, page 66

21. We note on page 66 that your principal source of funding has been investment in new share capital by your shareholders. Please expand your disclosure to provide an estimate of the period of time that the proceeds of this offering and existing funds will satisfy your cash requirements without raising additional funds.

Critical Accounting Policies and Significant Judgments and Estimates
Stock Compensation Expense, page 71

22. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance issued in the past year up to the date of effectiveness.

23. Please revise your disclosure to separately present the intrinsic value of outstanding vested and unvested options as of the most recent practicable date based on the estimated offering price.

Business
Blood Grouping, page 77

24. We note on page 78 that patient blood will typically be subject to a basic antigen typing and an antibody screen, and that less than 1% of patients that have not received a blood

transfusion will screen positive for an antibody. Please clarify how you anticipate your customers will utilize the MosaiQ™, and if you anticipate that your customers will elect to fully characterize all patient and donor blood. If not, disclose the anticipated level of use of the product given the anticipated various circumstances of use.

25. We note on page 83 that you have designed a lower-cost instrument. Please clarify if you intend to engage in a standard sales model in addition to your "razor/razor blade" business model.

Development Process, page 83

26. We note on page 84 that the FDA has indicated it will require MosaiQ™ to obtain 510(k) clearances. Please disclose if you are intending to file a traditional 510(k) application for MosaiQ™. Additionally, please disclose if you plan to submit an IDE application and prepare a premarket notification, and the FDA classification of the MosaiQ™ instrument.

27. Please disclose any additional clinical tests that you are planning at this time.

MosaiQ™, page 90

28. We note on page 91 that you have entered into a master development agreement with TTP. Please disclose your material payment provisions, in addition to the payment of development costs and the duration of the agreement. Additionally, if this agreement contains a material license to TTP's intellectual property, please summarize the material terms of this license including the nature of the intellectual property transferred, the scope of the license (i.e. geographic range, exclusivity, etc.) and any performance obligations that must be met to maintain the license. Please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

29. We note on page 91 that you have entered into a development agreement with STRATEC. Please disclose the material payment terms, including the aggregate milestone payments, and the duration of the agreement. Additionally, if this agreement contains a material license to STRATEC's intellectual property, please summarize the material terms of this license including the nature of the intellectual property transferred, the scope of the license and any performance obligations that must be met to maintain the license.

30. We note on page 93 that MosaiQ™ depends on certain technologies that are licensed to you. Please disclose the material license agreements you have entered into for the development and commercialization of MosaiQ™. Additionally please summarize the material terms of these agreements including the nature of the intellectual property transferred, the scope of the license, all material performance obligations that must be met to maintain the license, duration of the agreement, early termination provisions, and material payment provisions. Additionally please file these agreements as exhibits

pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that these agreements are not material to the company.

31. We note on page 90 that sales to Ortho accounted for 55% of your product sales. We also note on page 93 that you generally retain ownership of the intellectual property of products that you have developed for Ortho. If you have a material license agreement with Ortho, please disclose the material payment terms, relevant intellectual property covered, the scope of the license, all material performance obligations that must be met to maintain the license, the duration of the agreement and early termination provisions. Additionally please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that this agreement is not material to the company.

Intellectual Property, page 93

32. Of your U.S. patent applications please expand your disclosure to provide:
    - the subject matter of your patent applications; and
    - the date that the application was filed.

33. We note that you have received patents in one of more foreign countries. Please identify any patents or applications that cover material non-U.S. jurisdictions and provide the jurisdictions, expiration dates or if a patent application, the dates filed and other relevant information comparable to your disclosures regarding your U.S. patent.

34. Of your material licensed patents please expand your disclosure to provide:
    - the licensor of the patent and the scope of the license;
    - the subject matter of the patent;
    - the applicable jurisdiction for the patent; and
    - the expiration date.

Shares Eligible for Future Sale, page 134

35. Please state the approximate number of holders of common stock at the time of the offering

36. Once available please file copies of each of the lock-up agreements

U.S. Federal Income Tax Consequences, page 136

37. We note that the discussion of U.S. federal income tax consequences set forth in this section is the opinion of Clifford Chance US LLP. Please file the tax opinion of Clifford Chance US LLP as an exhibit to the registration statement. Please also file the consent of tax counsel to the filing of the opinion and to the use of counsel's name in this section.

Cautionary Statement on the Enforceability of Civil Liabilities, page 142

38. If the statement as to the enforceability of judgments of U.S. courts is based upon the advice of Jersey counsel, please identify counsel and provide consent to the use of counsel's name as an exhibit.

Notes to Condensed Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Organization and Business, page F-7

39. Please tell us and disclose how the relationship between Quotient Limited and QBDG would result in a transaction under common control causing a scope exception for the transaction not to be accounted for as a business combination. Refer to ASC 805-50-15-6.

Note 2. Commitments and Contingencies
Government Grant, page F-17

40. Please tell us the certain circumstances in the grant award that would provide for full repayment and why you determined that recognizing the grant was appropriate. Please reference for us the authoritative literature you rely upon to support your accounting.

Index to Consolidated Quarterly Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-33

41. Regarding your agreement with Ortho-Clinical Diagnostics Inc., please address the following:
   - Revise your disclosure to comply with ASC 605-25-50-2.
   - Disclose each substantive milestone and related contingent consideration for the further milestones receivable upon obtaining FDA approval and meeting other development targets per ASC 605-28-50-2.
   - Tell us how you were able to determine that the $2,750 milestone paid upon the receipt of CE- marks was considered substantive. Specifically address why there was substantive uncertainty at the date the arrangement was entered into that the event would be achieved.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Scott Wuenschell at (202) 551-3467 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Alejandro E. Camacho, Esq.
        Clifford Chance US LLP
        31 West 52nd Street
        New York, NY 10019